FIRST AMENDMENT TO

SECURITIES PURCHASE AGREEMENT

This FIRST AMENDMENT TO THE SECURITIES PURCHASE AGREEMENT (this “Amendment”), dated as of March 8, 2023 (the “Effective Date”), by and between ILUSTRATO PICTURES INTERNATIONAL, INC., a Nevada corporation, with headquarters located at 26 Broadway, Suite 934, New York, New York 10004 (the “Company”), and AJB CAPITAL INVESTMENTS, LLC, a Delaware limited liability company, with its address at 4700 Sheridan Street, Suite J, Hollywood, FL 33021 (the “Buyer”).

WHEREAS:

A.	The Company and the Buyer are parties to that certain Securities Purchase Agreement, dated as of December 2, 2022 (the “Agreement”); and Promissory Note of the Company issued in favor of the Buyer, dated December 2, 2022, in the original principal amount of US$1.200,000.00 (the “Note”).
B.	The Company has asked that the Buyer waive certain existing Events of Default under the Note (the “Existing Events of Default) set forth on Appendix A hereto.
C.	Section 10(e) of the Agreement provides that the provisions of the Agreement may be amended if such amendment is in writing and signed by the Buyer.
D.	The Company and the Buyer desire to amend the Agreement in accordance with the terms of this Amendment.

NOW THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, the Company and the Buyer hereby agree as follows:

1.	Defined Terms. All capitalized terms used in this Amendment and not otherwise defined shall have the meanings given to such terms in the Agreement or the Note, as applicable.

2.	Amendment to Section 4(m). Section 4(m) of the Agreement is hereby amended to replace the words “February 28, 2023” with “April 1, 2023”.

3.	Amendment to Section 4(o). Section 4(o) of the Agreement is hereby amended in its entirety to read as follows.

o.                  Commitment Fee Shares. The Company shall pay to Buyer, (i) as a commitment fee, One Million Six Hundred Thousand and No/100 United States Dollars (US$1,600,000.00) (the “Commitment Fee”) by issuing to Buyer that number of shares of the Company’s Common Stock equal to such amount. It is agreed that the number of shares of Common Stock issuable to Buyer under this Section 4(o) shall be 40,000,000 (the “Commitment Fee Shares”), reflecting a price per Commitment Fee Share of $0.04; provided, that if the Company issues any shares of Common Stock at a price per share of less than $0.04 prior to the end of

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the Adjustment Period (as defined below), the Company will issue to Buyer additional Commitment Fee Shares such that the price per share of the aggregate amount of Commitment Fee Shares (including such additional Commitment Fee Shares) equals such lower price per share. The Company shall instruct the Transfer Agent to issue three (3) certificates or book entry statements, in the amounts of 18,000,000 shares of Common Stock and 12,000,000 shares of Common Stock and 10,000,000 shares of Common Stock, representing the Commitment Fee Shares issuable to the Buyer, immediately upon the Company’s execution of this Agreement, and shall cause the Transfer Agent to deliver such certificates or book entry statements to Buyer within five (5) business days from the Effective Date. The Buyer shall never be in possession of an amount of Common Stock greater than 4.99% of the issued and outstanding Common Stock of the Company provided, however that this ownership restriction described in this Section may be waived by Buyer, in whole or in part, upon sixty-one (61) days’ prior written notice. In the event any certificate or book entry representing the Commitment Fee Shares issuable hereunder shall not be delivered to the Buyer within the applicable five (5) business day period, same shall be an immediate default under this Agreement and the other Transaction Documents. The Commitment Fee Shares, when issued, shall be deemed to be validly issued, fully paid, and non-assessable shares of the Company’s Common Stock. The Commitment Fee Shares shall be deemed fully earned as of the Effective Date, regardless of the amount or number of Loans made hereunder.

(i)                 Adjustments. Subject to Section 4(o)(ii) below, it is the intention of the Company and Buyer that the Buyer shall be able to sell (if Buyer so elects, in Buyer’s sole and absolute discretion) the Commitment Fee Shares, and generate net proceeds (net of all brokerage commissions and other fees or charges payable by Buyer in connection with the sale thereof) from such sale equal to the Commitment Fee. The Buyer shall use its best efforts to sell the Commitment Fee Shares in the principal trading market of the Company’s Common Stock or otherwise, at any time in accordance with applicable securities laws. At any time, and from time to time, the Buyer may elect during the period beginning on the date which is the six (6) month anniversary of the Closing Date and ending on the thirty- nine (39) month anniversary of the Closing Date (the “Adjustment Period”), the Buyer may deliver to the Company a reconciliation statement showing the net proceeds actually received by the Buyer from the sale of the Commitment Fee Shares (the “Sale Reconciliation”). If, as of the date of the delivery by Buyer of the Sale Reconciliation (the “Sale Reconciliation Date”), the Buyer has not realized net proceeds from the sale of such Commitment Fee Shares equal to at least the Commitment Fee, as shown on the Sale Reconciliation, then the Company shall, within five (5) business days, either pay in cash the applicable shortfall amount or immediately take all required action necessary or required in order to cause the issuance of additional shares of Common Stock (priced at the volume weighted average

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price over the ten (10) day period preceding the applicable Sale Reconciliation Date) to the Buyer in an amount sufficient such that, when sold and the net proceeds thereof are added to the net proceeds from the sale of any of the previously issued and sold Commitment Fee Shares, the Buyer shall have received total net funds equal to the Commitment Fee. If additional shares of Common Stock are issued pursuant to this Section 4(o)(i), and after the sale of such additional issued shares of Common Stock the Buyer still has not received net proceeds equal to at least the Commitment Fee, then the Company shall again be required to immediately take all required action necessary or required in order to cause the issuance of additional shares of Common Stock (or the payment of cash) to the Buyer as contemplated above, and such additional issuances (or cash payments) shall continue until the Buyer has received net proceeds from the sale of such Common Stock equal to the Commitment Fee. In the event additional Common Stock is required to be issued as outlined above, the Company shall instruct the Transfer Agent to issue certificates or book entry statements representing such additional shares of Common Stock to the Buyer as promptly as practicable following the Sale Reconciliation Date, and the Company shall in any event cause the Transfer Agent to deliver such certificates or book entry statements to Buyer within five (5) business days following the Sale Reconciliation Date; provided, that if by the fifth (5th) business day following the Sale Reconciliation Date, the Buyer has not received such additional shares of Common Stock (or payment in cash), the Buyer may notify the Transfer Agent directly of the Company’s obligation to deliver such additional shares of Common Stock, and the Transfer Agent shall issue such additional shares of Common Stock from the Reserved Amount without any further action by the Company. In the event such certificates or book entry statements representing such additional shares of Common Stock issuable hereunder shall not be delivered to the Buyer within ten (10) business days of the Sale Reconciliation Date, same shall be an immediate default under this Agreement and the Transaction Documents. Nothing herein contained shall be interpreted to in any way limit the net proceeds from the sale of the Commitment Fee Shares which shall be generated by the Buyer. The Company’s obligation to pay the Commitment Fee contemplated by this Section 4(o) thru the sale of Commitment Fee Shares, shall be an obligation hereunder, secured by all Transaction Documents. For the avoidance of doubt, all requirements of Rule 144 shall apply to any resale of any additional shares of Common Stock issued by the Company pursuant to an adjustment as described above (to the extent Rule 144 is relied upon in connection with such resale), including, without limitation, holding period requirements.

(ii)	Reserved.

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4.                  Previously Issued Commitment Fee Shares. The Buyer agrees and acknowledges that the Company has previously issued to the Buyer 30,000,000 shares of Common Stock as Commitment Fee Shares, in satisfaction of the Company’s obligations to issue Commitment Fee Shares to the Buyer under the Agreement as in existence prior to the execution of this Amendment. In connection with the execution of this Amendment, the Buyer and the Company agree and acknowledge that the Company will be obligated to issue to the Buyer an additional amount of Commitment Fee Shares totaling 10,000,000 shares (the “Additional Commitment Fee Shares”), and that, upon such issuance, the Company will have satisfied its obligations under Section 4(o) of the Agreement, as amended by this Amendment.

5.                  Issuance of Additional Commitment Fee Shares. Within five (5) business days of the date of this Amendment, the Company, though its transfer agent, will issue to the Buyer the Additional Commitment Fee Shares in one (1) book entry statement.

6.                  Waiver. As of the Effective Date, the Buyer waives the Existing Events of Default. The waiver contained herein does not apply to any other Default or Event of Default, other than the Existing Events of Default, which may now or hereafter exist under the Note, the Agreement or the other Transaction Documents. No consent or waiver, express or implied, by the Buyer to or for any breach of or deviation from any covenant, condition, or duty by the Company, including the waiver of the Existing Events of Default, shall be deemed a consent or waiver to or of any other breach of the same or any other covenant, condition, or duty set forth in the Note, the Agreement or the other Transaction Documents. The Buyer’s waiver contained herein does not constitute a course of dealing nor does it constitute a course of conduct.

7.	Miscellaneous.

a.	No Further Amendment. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any other document referred to therein. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Company and the Buyer, and the Company and the Buyer shall be bound hereby.

b.	Incorporation of Certain Provisions by Reference. The following provisions of the Agreement are hereby incorporated into this Amendment by reference mutatis mutandis: Section 10(a) (Governing Law); Section 10(b) (Counterparts; Signature by Facsimile); Section 10(c) (Construction; Headings); Section 10(d) (Severability); Section 10(e) (Entire Agreement; Amendments), Section 10(k) (No Strict Construction).

[signature page follows]

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IN WITNESS WHEREOF, the undersigned Buyer and the Company have caused this Amendment to be duly executed as of the date first above written.

ILUSTRATO PICTURES INTERNATIONAL, INC.

By: /s/ Nicolas Link

Name: Nicolas Link

Title: Chief Executive Officer

AJB CAPITAL INVESTMENTS, LLC

By: /s/ Ari Blaine

Name: Ari Blaine

Title: Manager

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APPENDIX A

Events of Default have occurred and are continuing under the Note arising from the Company’s breach of Section 3.3 of the Note providing that it shall constitute an Event of Default if the Company shall fail to register the Commitment Fee Shares as required by the SPA or the Warrant Shares as required by the Warrant, as follows:

•	Section 4(m) of the SPA provides that no later than February 28, 2023, the Company shall file a registration statement including all the Commitment Fee Shares
•	Section 1(c) of the Warrant provides that that no later than February 28, 2023, the Company shall file a registration statement including all the Warrant Shares

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